The Real Brokerage to Present at the Ladenburg Thalmann Tech Expo 2023

TORONTO and NEW YORK, April 24, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced that Chairman and Chief Executive Officer Tamir Poleg will be presenting at the Ladenburg Thalmann Technology Expo 2023 in New York on April 27, 2023 at 10 a.m. ET.

Real's remarks will be broadcast live and can be accessed by interested parties at the link below, and in the "Investors" section of www.onereal.com.

Date:  Thursday, April 27, 2023

Time: 10:00 a.m. ET

Webcast link: https://wsw.com/webcast/ladenburg9/reax/2422224

About Real

The Real Brokerage Inc. is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 45 states, D.C., and three Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Director, Communications
elisabeth@therealbrokerage.com

201.564.4221